HOLDING

RECEIVED

2006 NOV 17 P 1:26

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Division Group Corporate Office
Address Unsoeldstrasse 2
80538 Muenchen, Germany
Contact Person Heike Theißing
Telephone +49/89/20 30 07-793
Fax +49/89/20 30 07-772
E-mail Heike.Theissing
@HypoRealEstate.com

Rule 12g3-2(b) File No. 82-34748

Date 14 November 2006

SUPPL

Hypo Real Estate Holding AG
Rule 12g3-2(b) File No. 82-34748

Dear Madam or Sir,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Hypo Real Estate Holding (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully
Hypo Real Estate Holding AG

PROCESSED
NOV 21 2006
THOMSON FINANCIAL

Dr. Heiner Bendfeld Heike Theißing

Enclosures

(1) 10 November 2006 Press release: Hypo Real Estate Bank International AG: Successful completion of €51.4 million financing for APN/UKA European Retail Trust's acquisition of Manhattan Shopping Centre in Gdansk, Poland

(2) 14 November 2006 Disclosure pursuant to sec. 25 par. 1 of the German Securities Trading Act (WpHG) – Barclays plc and Barclays Bank plc

dlw 11/20

Hypo Real Estate
HOLDING

14.11.2006 - Disclosure pursuant to sec. 25 par. 1 of the German Securities Trading Act (WpHG) - B and Barclays Bank plc

Pursuant to sec. 21 par. 1 WpHG, Barclays PLC, 1 Churchill Place, London E 14 5 HP, Great Britain, notified Hyp Holding AG on 07 November 2006 of the following:

On 01 November 2006 the share of voting rights of Barclays plc and Barclays Bank plc in shares of Hypo Real E AG in Munich fell short of the 5% threshold. The share of voting rights amounts on 01 November 2006 in each %.

All voting rights are to be ascribed to Barclays plc and Barclays Bank plc in accordance with sec. 22 par. 1 sent.

Hypo Real Estate Holding AG
Management Board

Press release

Hypo Real Estate Bank International AG: Successful completion of €51.4 million financing for APN/UKA European Retail Trust's acquisition of Manhattan Shopping Centre in Gdansk, Poland

London/Munich, 10th November 2006: Hypo Real Estate Bank International AG announces that it has provided €51.4 million of acquisition finance to APN/UKA's European Retail Trust (ASX Code: AEZ & AEZCA). The facility will be used to purchase GCH Manhattan SA, the owner of the Manhattan Shopping Centre in the Wrzeszcz District of Gdansk, Poland. The transaction closed on 4 October 2006.

The Manhattan Shopping Centre, which opened in March 2004, has 17,584 sq m of retail space, 4,600 sq m of offices and approximately 515 underground parking spaces. The centre is 95% let to over 140 tenants with anchor tenants including Albert Supermarket (grocery) and Hennes & Mauritz (fashion).

The APN/UKA European Retail Trust, a 50:50 JV of UK Australasia and APN, is the only Australian investment trust currently investing exclusively in European retail property. The trust's portfolio (size approx. €735 m) currently comprises assets in Spain, Germany, Greece, Italy, Austria and Poland.

Commenting, Harin Thaker, CEO Europe - Hypo Real Estate Bank International AG, said: "With this transaction we have demonstrated our ability to utilise local market knowledge to help our clients invest in different markets across Europe. It is the first transaction we have completed with The APN/UKA European Retail Trust and we hope to work with the Trust again as it develops its European retail portfolio."

Hypo Real Estate Group
Corporate Communications
Unsöldstr. 2
80538 Munich

Press contact:
Oliver Gruß
Phone: +49 (0)89 203007 781
Fax: +49 (0)89 203007 772
E-mail:oliver.gruss@hyporealestate.com

Notes to editors:

Hypo Real Estate Group

The **Hypo Real Estate Group** (HREG) is one of the largest European providers of commercial real estate financing. The group consists of the non-operational listed holding company, namely **Hypo Real Estate Holding AG** based in Munich, and three operational entities. The **Hypo Real Estate Bank International AG** (Stuttgart) combines the international real estate financing activities. The centre of competence for the German market is **Hypo Real Estate Bank AG** based in Munich. **Hypo Public Finance Bank** (Dublin) combines public finance and Capital Markets activities.

APN Fund Management Limited

APN Fund Management Limited (APN) is a specialist property fund manager, established in 1997. APN currently manages 11 funds with total assets under management as at 31 March 2006 of approximately AUD3.4 bn (€2.1 bn). The funds are managed for more than 10,000 direct clients and over 40 investment platforms (with well over 100,000 indirect clients).